As filed with the Securities and Exchange Commission on September 25, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCHOOL SPECIALTY, INC.

(Exact name of Registrant as specified in its charter)

Wisconsin	39-0971239
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

W6316 Design Drive

Greenville, Wisconsin 54942

(920) 734-5712

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David J. Vander Zanden

Mary M. Kabacinski

School Specialty, Inc.

W6316 Design Drive

Greenville, Wisconsin 54942

(920) 734-5712

(Name, address, including zip code, and telephone number, including area code, of agent, for service)

COPIES TO:

Christopher B. Noyes

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    From time to time after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE

3.75% Convertible Subordinated Notes due 2023	$133,000,000	99.50%(1)	$132,335,000(1)	$10,705.90

Common Stock, $0.001 par value	3,325,000(2)	(2)	(2)	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and asked prices of the Notes on the Portal Market on September 22, 2003.
(2)	Registered hereunder also are an indeterminate number of common shares issuable upon conversion of the notes. The notes are initially convertible into shares of common stock at a conversion rate of 25 shares of common stock per $1,000 original amount of notes (equivalent to an initial conversion price of $40.00 per share), subject to adjustments under certain circumstances. Thus, initially the number of shares of common stock issuable upon conversion of the notes is 3,325,000. Pursuant to Rule 416 under the Securities Act, such number of shares of Common Stock registered hereby shall include an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated September 25, 2003

$133,000,000

School Specialty, Inc.

3.75% Convertible Subordinated Notes due 2023

and

Common Stock Issuable Upon Conversion of the Notes

This prospectus relates to (1) $133,000,000 original principal amount of 3.75% convertible subordinated notes due 2023 of School Specialty, Inc., a Wisconsin corporation, and (2) the shares of our common stock, par value $0.001 per share, issuable upon conversion of the notes.

We originally issued the notes in a private placement in July 2003. Selling securityholders may use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes. We will not receive any proceeds from sales by selling securityholders.

We will pay cash interest at the rate of 3.75% per year on the original principal amount from July 18, 2003, or from the most recent date to which interest has been paid or provided for, until August 1, 2010. During such period, interest is payable semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2004, until August 1, 2010, unless the notes are earlier redeemed, repurchased or converted. Beginning August 1, 2010, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing daily by the rate of 3.75% per year to produce the accreted principal amount. The accreted principal amount of a note will compound semiannually, not daily. However, upon the occurrence of certain tax events, we will have the option of paying interest on the notes, instead of having their principal amount increase. Subject to this option, on the maturity date of the notes, a holder will receive $1,620.91 for each $1,000 original principal amount of notes, which is the fully accreted principal amount of a note on that date. The notes will mature on August 1, 2023, unless earlier redeemed, repurchased or converted.

Beginning with the six-month interest period commencing on August 1, 2008, we will pay contingent interest in respect of any six-month interest period if the average trading price of a note is above a specified level during a specified period prior to such six-month interest period as described in this prospectus.

Holders may convert all or a portion of their notes into shares of our common stock prior to stated maturity under the following circumstances: (1) at any time until maturity starting with the first day of any calendar quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 120% of the accreted conversion price per share of common stock on such last day of the prior calendar quarter; (2) during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 original principal amount of the notes for the ten trading day period was less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 original principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions described in this prospectus.

The initial conversion rate will be 25 shares of our common stock per $1,000 original principal amount of the notes. The conversion rate will be subject to adjustment in some events, but will not be adjusted for increases in the accreted principal amount of the notes, accrued cash interest, contingent interest or interest payable upon the occurrence of a tax event. Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock as described in this prospectus.

We may not redeem the notes before August 7, 2008. On or after that date, we may redeem all or a portion of the notes for cash at the redemption prices described in this prospectus.

The notes will be our unsecured obligations and will be subordinated in right of payment to all of our senior indebtedness. On August 1 of 2010, 2013 and 2018, or under certain circumstances, holders of the notes will have the right to require us to repurchase all or a portion of their notes at the prices described in this prospectus.

Our common stock is quoted on The Nasdaq National Market under the symbol “SCHS.” The last reported sale price of our common stock on September 22, 2003 was $28.50 per share.

Investing in the notes or shares of common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus which are not historical are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include: (1) statements made in our Annual Report on Form 10-K for fiscal 2003 under Item 1, Business and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, including, without limitation, statements with respect to internal growth plans, projected revenues, margin improvement, future acquisitions, capital expenditures and adequacy of capital resources; (2) statements included or incorporated by reference in our future filings with the Securities and Exchange Commission; and (3) information contained in written material, releases and oral statements issued by, or on behalf of, us including, without limitation, statements with respect to projected revenues, costs, earnings and earnings per share. Forward-looking statements also include statements regarding the intent, belief or current expectation of School Specialty or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues” or similar expressions.

All forward-looking statements included or incorporated by reference in this prospectus are based on information available to us as of the date hereof. We do not undertake to update any forward-looking statements that may be made by or on behalf of us, in this prospectus or otherwise. Our actual results may differ materially from those contained in the forward-looking statements identified above. Factors which may cause such a difference to occur include, but are not limited to, the factors listed under “Risk Factors” in this prospectus and in Exhibit 99.4 to our Annual Report on Form 10-K for fiscal 2003.

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in the notes. The following information is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Unless the context otherwise requires, references to “we,” “us” and “School Specialty” are to School Specialty, Inc. and its consolidated subsidiaries. Our fiscal year ends on the last Saturday in April in each year. In this prospectus, we refer to fiscal years by reference to the calendar year in which they end (e.g., the fiscal year ended April 26, 2003 is referred to as “fiscal 2003”). Note that fiscal 2000 had 53 weeks, while all other fiscal years reported and referenced represent 52 weeks.

Company Overview

School Specialty is the largest direct marketing company for supplemental educational supplies to schools and teachers for pre-kindergarten through twelfth grade (“preK-12”) in the United States. We hold approximately a 14 percent market share of the $6.8 billion other instructional materials market. We offer more than 80,000 items, many of which are proprietary, mail over 40 million catalogs annually, operate a national distribution network and have developed both an on-line education portal and e-commerce websites. Our broad product range enables us to provide customers with one source for virtually all of their supplemental educational supply needs. Our leading market position has been achieved by emphasizing high-quality products, superior order fulfillment and exceptional customer service. As a result, we have been able to establish relationships with virtually all of the country’s preK-12 schools and reach nearly all of the country’s teachers.

We recognize that educational supply procurement decisions are made at the district and school levels by administrators as well as at the classroom level by teachers and curriculum specialists. As a result, we have created an innovative multi-channel sales and marketing strategy enabling us to market our products to the various levels of buyers within the education market. The “traditional” or “top down” approach targets school districts and school administrators through our traditional sales force of over 300 professionals, the School Specialty general supply catalog and JuneBox.com, which offers a B2B (business to business) educational portal that allows custom catalogs and pricing, a business system interface as well as a B2T (business to teacher) option. The “specialty” or “bottom up” approach targets the classroom level decision-makers through our specialty sales force of over 200 professionals, through our catalogs featuring our specialty brands as well as the ClassroomDirect catalog and B2T websites. Our other specialty catalogs include Premier Agendas, Childcraft, abc, Sax Arts and Crafts, and Sportime. The specialty businesses offer more specialized products for individual disciplines. Many of these products are proprietary to our specialty brands.

We believe most of our brands hold the leading market position in their respective categories. We have also solidified this leading market position by acquiring companies which have expanded our geographic presence and product offering. The critical mass we have achieved allows us to benefit from increased buying power while leveraging our national distribution network and sales force to operate more efficiently.

We have grown significantly in recent years through acquisitions and internal growth. From fiscal 1999 through fiscal 2003, our revenues increased from $521.7 million to $870.0 million, a compound annual growth rate, or CAGR, of 13.6 percent. In fiscal 2003, revenues increased by 13.4 percent over the previous fiscal year. We remain focused on growth opportunities, including increasing our penetration rate and expanding in attractive regions, which would allow us to enhance our position as the number one marketer of supplemental educational supplies in the United States.

School Specialty, Inc., founded in October 1959, was acquired by U.S. Office Products in May 1996. In June 1998, School Specialty was spun-off from U.S. Office Products in a tax-free transaction. Our common stock is listed on The Nasdaq National Market under the symbol “SCHS.” In August 2000, we reincorporated from Delaware to Wisconsin. Our principal offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712. Our general website address is www.schoolspecialty.com. You may obtain, free of charge, copies of our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K (and amendments to those reports) filed with, or furnished to, the Securities Exchange Commission as soon as reasonably practicable after we have filed, or furnished, such reports by accessing our website at http://www.schoolspecialty.com, clicking on “General,” then selecting “Investor Information” and then selecting the “SEC Filings” link. Information contained in any of our websites is not deemed to be a part of this prospectus.

The Offering

Issuer	School Specialty, Inc., a Wisconsin corporation.

Securities Offered	$133,000,000 original principal amount of 3.75% Convertible Subordinated Notes due 2023.

Maturity	August 1, 2023, unless earlier redeemed, repurchased or converted.

Cash Interest	The notes bear cash interest at the rate of 3.75% per year on the original principal amount from July 18, 2003, or from the most recent date to which interest has been paid or provided for, until August 1, 2010. During such period, interest is payable semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2004 until August 1, 2010. The interest rate will be calculated using a 360-day year composed of twelve 30-day months.

Accreted Principal Amount	Beginning August 1, 2010, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing daily by the annual rate of 3.75% per year to produce the accreted principal amount. The accreted principal amount of a note will compound semiannually, not daily. However, upon the occurrence of certain tax events, we will have the option of paying cash interest on the notes, instead of having their principal amount increase, as described in “—Optional Conversion to Semiannual Coupon Notes Upon Tax Event.” Subject to such option, on the maturity date of the notes, a holder will receive $1,620.91 for each $1,000 original principal amount of notes, which is the fully accreted principal amount of a note on that date. The yield will be 3.75% per year, computed on a semiannual bond equivalent basis and calculated from August 1, 2010 using a 360-day year composed of twelve 30-day months.

Contingent Interest	We will make additional payments of interest, referred to in this prospectus as “contingent interest,” in respect of any six-month period from August 1 to January 31 or from February 1 to July 31, commencing on or after August 1, 2008, if the average trading price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the accreted principal amount and accrued interest, if any, for a note to the day immediately preceding the first day of the applicable six-month interest period. The amount of contingent interest payable per note in respect of any six-month period will be equal to 0.5% of the original principal amount. Contingent interest, if any, will be paid on each February 1 or August 1 immediately after the relevant six-month period.

Conversion Rights	Holders may convert all or a portion of their notes prior to the stated maturity, in multiples of $1,000 original principal amount, into common stock only if at least one of the conditions described below is satisfied. The initial conversion rate is 25 shares of common stock per $1,000 original principal amount of notes, subject to adjustments as described herein. Upon a conversion, we will have the option to deliver cash or a combination of cash and common stock as described herein. When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered, as described under “Description of Notes—Conversion Rights.”

The conversion rate may be adjusted for certain reasons, but will not be adjusted for increases in the accreted principal amount of the notes, accrued cash interest, contingent interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment for increases in the accreted principal amount of the notes, contingent interest or, subject to certain exceptions, accrued cash interest or interest payable upon the occurrence of a tax event. Instead, increases in the accreted principal amount, accrued cash interest, contingent interest or interest payable upon the occurrence of a tax event will be deemed paid in full by the shares of common stock (or at our option, cash in lieu thereof) received by the holder on conversion.

Holders may surrender notes for conversion into shares of our common stock at any time starting with the first day of any calendar quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 120% of the accreted conversion price per share of common stock on such last day of the prior calendar quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. The accreted conversion price per share as of any day will equal the accreted principal amount of a note on that day, divided by the number of shares issuable upon conversion of such note on that day, subject to any adjustments to the conversion rate through that day.

Holders may also surrender notes for conversion into shares of our common stock during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 original principal amount of the notes for the ten trading day period was less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 original principal amount of the notes.

Notes in integral multiples of $1,000 original principal amount called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

In addition, if we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the current market price of the common stock at the time of the announcement of the distribution, or if we make a distribution to all holders of our common stock with a per share value of more than 10% of the closing sale price of our common stock on the trading day immediately preceding the declaration of such distribution, or upon the occurrence of a designated event or if we are party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes—Conversion Rights.” The ability to surrender notes for conversion will expire at the close of business on July 31, 2023.

Redemption at Our Option	On or after August 7, 2008 at any time or from time to time, the notes may be redeemed at our option, in whole or in part, on not less than 15 nor more than 60 days’ prior written notice to the holders by first class mail, in cash at the redemption prices set forth herein, plus accrued and unpaid interest, if any. No contingent interest will be payable on notes that we redeem on August 7, 2008. See “Description of Notes—Redemption of Notes at Our Option.”

Repurchase at the Option of the Holder	Holders may require us to repurchase the notes for cash on August 1 of 2010, 2013 and 2018 at a repurchase price equal to 100% of their accreted principal amount, plus accrued and unpaid interest, if any. See “Description of Notes—Repurchase at Option of the Holder.”

Optional Conversion to Semiannual Coupon Notes Upon Tax Event	From and after the date of the occurrence of a tax event, as defined herein, following July 31, 2010, we will have the option to elect, in lieu of having the accreted principal amount increase, to have interest accrue and be paid in cash at the rate of 3.75% per year on a restated principal amount per note equal to the accreted principal amount on such note on the date on which we exercise such option.

Such interest shall be payable semiannually on the interest payment dates of February 1 and August 1 of each year to holders of record at the close of business on the January 15 and July 15 immediately preceding the interest payment date. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or from the option exercise date, whichever is later. In the event that we exercise our option to pay interest in lieu of accreted principal amount, the redemption price, purchase price and designated event payment on the notes will be adjusted. However, there will be no change in the holder’s conversion rights. See “Description of Notes—Optional Conversion to Semiannual Coupon Notes upon Tax Event.”

Designated Events	Upon a change of control or a termination of trading (each as defined herein), which we refer to as “designated events,” holders of the notes will have the right, subject to certain restrictions and conditions, to require us to purchase all or any portion of their notes at a purchase price equal to 100% of the accreted principal amount thereof, plus accrued and unpaid interest, if any. See “Description of Notes—Repurchase at Option of Holders Upon a Designated Event.”

Subordination	The notes will be our general unsecured obligations and will be subordinated in right of payment to all of our existing and future senior debt and effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of July 26, 2003, we had approximately $79.2 million of outstanding indebtedness that constituted senior debt, and the indebtedness and other liabilities of our subsidiaries, excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that were effectively senior to the notes were approximately $32.1 million. As of July 26, 2003, there was $110.0 million in aggregate principal amount of notes subject to this registration statement outstanding (which does not include $23.0 million in aggregate principal amount of notes subject to this registration statement that we sold to the initial purchasers on July 30, 2003) and we had approximately $326.8 million of other liabilities that were of the same ranking as the notes. The indenture under which the notes were issued contains no limitation on the incurrence of indebtedness and other liabilities by us or our subsidiaries. See “Description of Notes—Subordination” and “Risk Factors—Risks Related to the Notes and the Offering—The notes are subordinated to our senior debt and all the obligations of our subsidiaries.”

Certain U.S. Federal Income Tax Considerations	The notes are debt instruments subject to the U.S. federal income tax contingent payment debt regulations, and we and each holder agree in the indenture to treat the notes as such for U.S. federal income tax purposes. Pursuant to such treatment, the notes will be deemed to be issued with original issue discount for U.S. federal income tax purposes. Holders will accrue the original issue discount on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, even though you may receive significantly lower cash interest payments (whether fixed or contingent). We intend to compute and report, and pursuant to the terms of the indenture each holder agrees to compute, accruals of the original issue discount based upon a yield of 8.00%, compounded semiannually.

In accordance with our application of the contingent payment debt tax regulations, you will also recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received, and your adjusted tax basis in the note. Any gain recognized by you generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income and, thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the sale by selling securityholders of the notes or shares of common stock. See “Use of Proceeds.”

Trading	The notes will not be listed on any securities exchange or traded or any automated quotation system. The notes initially issued in the private placement are eligible for trading in the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. Our common stock is quoted on The Nasdaq National Market under the symbol “SCHS.”

RISK FACTORS

An investment in the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included or incorporated by reference in this prospectus, before buying notes. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If any of the following or other risks actually occur, our business, financial condition and results of operations could be adversely affected. In such case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Us

Our business depends upon the growth of the student population and school expenditures.

Our growth strategy and profitability depend in part on growth in the student population and expenditures per student in preK-12 schools. The level of student enrollment is largely a function of demographics, while expenditures per student are also affected by government budgets and the prevailing political and social attitudes towards education. The industry has been recently affected by the generally weakened economic environment, which has placed pressure on some state and local budgets, the primary sources of school funding. Any significant and sustained decline in student enrollment and/or expenditures per student could have a material adverse effect on our business, financial condition, and results of operations.

Our business is seasonal.

Because most of our customers want their school supplies delivered before or shortly after the commencement of the school year, we record most of our revenues from June to October. As a result, we usually earn more than 100% of our annual net income in the first two quarters of our fiscal year and operate at a net loss in our third and fourth fiscal quarters. This seasonality causes our operating results to vary considerably from quarter to quarter.

We have a material amount of goodwill.

Approximately $483.6 million, or 53.5%, of our total assets as of July 26, 2003 represented intangible assets, the significant majority of which is goodwill. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. We are required to record goodwill as an intangible asset on our balance sheet. In addition, we are required to evaluate whether our goodwill and other intangible assets have been impaired. Reductions in our net income caused by the write-down of goodwill or intangible assets could materially adversely affect our results of operations.

Our success depends upon our ability to identify and integrate acquisitions.

Our business has grown significantly through acquisitions in recent years. Future growth in our revenues and earnings are enhanced by our ability to continue to acquire and successfully integrate and operate school supply companies. We cannot guarantee that we will be able to identify and acquire businesses on reasonable terms or at all. In addition, we cannot be sure that we will be able to operate the businesses that we acquire profitably or that our management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increased size and scope of our operations as a result of acquisitions. Managing and integrating acquired businesses may result in substantial costs, delays, or other operating or financial problems that could materially and adversely affect our financial condition and results of operations.

We depend on key suppliers and service providers.

We depend upon a limited number of suppliers for some of our products, especially furniture and proprietary products. We also depend upon a limited number of service providers for the delivery of our products. If these suppliers or service providers are unable to provide the products or services that we require or materially increase their costs (especially during our peak season of June through October), this could impair our ability to deliver our products on a timely and profitable basis and could have a material adverse effect on our business, financial condition and results of operations. As we seek to reduce the number of our suppliers and to minimize duplicative lines as part of our business strategy, we are likely to increase our dependence on remaining suppliers.

Our business is highly competitive.

The market for school supplies is highly competitive and fragmented. We estimate that over 3,400 companies market educational materials to schools with preK-12 as a primary focus of their business. We also face increasing competition from alternate channel marketers, including office supply superstores and office product contract stationers, that have not traditionally focused on marketing school supplies. These competitors are likely to continue to expand their product lines and interest in school supplies. Some of these competitors have greater financial resources and buying power than we do. We believe that the supplemental educational supply market will consolidate over the next several years, which is likely to increase competition in our markets and in our search for attractive acquisition candidates.

We rely heavily on key personnel.

Our business depends to a large extent on the abilities and continued efforts of current executive officers and senior management. We are also likely to depend heavily on the executive officers and senior management of businesses that we acquire in the future. If any of these people become unable or unwilling to continue in his or her role, or if we are unable to attract and retain other qualified employees, our business could be adversely affected. Although we have employment contracts with our executive officers, we generally do not have employment agreements with other members of our management. Other than the life insurance we have in place for our President and Chief Executive Officer, we do not have and do not intend to obtain key man life insurance covering any of our executive officers or other members of our management.

Our operations are dependent on our information systems.

We have integrated the operations of most of our divisions and subsidiaries, which operate on a host system located at our Greenville, Wisconsin headquarters. In addition, there are three divisions running legacy systems hosted at their locations. All systems rely on continuous telecommunication connections to the main computers. If any of these connections becomes disrupted, or unavailable, for an extended period of time the disruption could materially and adversely affect our business, operations and financial performance. We also continue to introduce new information systems to achieve a common processing infrastructure for all of our businesses, which will displace existing legacy systems. As we implement the new systems to the businesses, there is the possibility that it can be disruptive should the new systems not perform as expected.

Even though we have taken precautions to protect ourselves from unexpected events that could interrupt new, existing and acquired business operations and systems, we cannot be sure that fire, flood or other natural disaster would not disable our systems and/or prevent them from communicating between business segments. The occurrence of any such event could have a material adverse affect on our business, results of operations and financial condition.

We have a significant amount of leverage, which could increase over time.

As of July 26, 2003, we had $356.8 million of debt outstanding, including $110 million in aggregate principal amount of notes subject to this registration statement. Our leverage could increase over time. Our credit facility permits us to incur additional debt under certain circumstances, and we expect to borrow under our credit facility for general corporate purposes, including working capital, capital expenditures and for acquisitions. Our ability to meet our debt service obligations depends on our future performance. Our future performance is influenced by general economic conditions and by financial, business, and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may have to delay our acquisition program, sell our equity securities, sell our assets, or restructure and refinance our debt, and our business may suffer as a result.

We do not expect to pay dividends on our common stock.

We do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends may be restricted from time to time by the financial covenants contained in our credit agreements and debt instruments. Our current credit facility contains restrictions on, and in some circumstances may prevent, our payment of dividends.

Risks Related to the Notes

The market price of the notes will be affected significantly by the price of our common stock and other factors.

The market price of the notes is expected to be affected significantly by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities that we issue. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in the holder of a note receiving less than the value of the shares of our common stock into which the note otherwise is convertible. These features could affect adversely the value and trading prices of the notes.

The market price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

•	actual or anticipated quarter-to-quarter variations in our operating results,

•	changing conditions in the supplemental educational supply market,

•	changes in earnings estimates or recommendations by analysts, and

•	other events and factors, many of which will be outside our control.

In addition, the stock market in general, and The Nasdaq National Market in particular, recently have experienced extreme price and trading volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities of companies like ours that has often been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and our common stock.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

The market price of the notes will be based on a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate industries as a whole and may change their credit rating for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our credit ratings could have an adverse effect on the price of the notes.

The notes are subordinated to our senior debt and all the obligations of our subsidiaries.

The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes also will be effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of July 26, 2003, we had approximately $79.2 million of outstanding indebtedness that constituted senior debt, and the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) that were effectively senior to the notes were approximately $32.1 million. As of July 26, 2003, there was $110.0 million in aggregate principal amount of notes subject to this registration statement outstanding (which does not include $23.0 million in aggregate principal amount of notes subject to this registration statement that we sold to the initial purchasers on July 30, 2003) and we had approximately $326.8 million of other liabilities that were of the same ranking as the notes. We anticipate that from time to time we will incur additional debt and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional debt and other liabilities. See “Description of Notes—Subordination.”

The notes are our obligations exclusively. However, since we conduct a significant portion of our operations through our subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of those subsidiaries and be subject to various business considerations.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase notes on a repurchase date or if a designated event occurs is limited.

Holders of the notes will have the right to require us to repurchase all or a portion of their notes on August 1 of 2010, 2013 and 2018, or upon the occurrence of a change of control or a termination of trading (each as defined herein). There can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes on such repurchase dates or upon the occurrence of such events. In addition, the terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a repurchase date or a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

There has been no trading market for the notes.

Prior to the private placement there has been no trading market for the notes. Although the broker-dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected. The notes initially issued in the private placement are eligible for trading on the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market.

Holders of the notes may face undesirable U.S. federal income tax consequences by owning the notes.

The notes are treated as contingent payment debt instruments for U.S. federal income tax purposes and will accrue original issue discount. As a result, holders of the notes may be required to include amounts in gross income in each year, as ordinary interest income, in excess of the cash interest payments (whether fixed or contingent) actually received in that year. Additionally, a holder of a note will recognize gain or loss on the sale, purchase by us at a holder’s option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received, and the holder’s adjusted tax basis in the note. Any such gain generally will be ordinary interest income; any such loss will be ordinary to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months (13 weeks) Ended July 26, 2003	For the Fiscal Year Ended
		April 26, 2003	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999
Ratio of earnings to fixed charges	10.1x	4.2x	2.8x	2.1x	3.2x	2.3x

Earnings consist of consolidated income from operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest (expensed or capitalized), the interest portion of rental expense on leases and the amortization of deferred financing costs.

All years are 52 week years, except for fiscal 2000, which had 53 weeks.

PRICE RANGE OF COMMON STOCK

Our common stock is traded under the symbol “SCHS” on The Nasdaq National Market. The table below sets forth the reported high and low closing sale prices for shares of our common stock, as reported by The National Association of Securities Dealers, Inc. during the indicated quarters.

Fiscal 2004 quarter ended	High	Low
July 26, 2003	$30.59	$18.08
October 25, 2003 (through September 22, 2003)	$29.48	$26.25

Fiscal 2003 quarter ended	High	Low
July 27, 2002	$28.84	$21.19
October 26, 2002	26.51	20.58
January 25, 2003	25.80	19.06
April 26, 2003	20.21	17.25

Fiscal 2002 quarter ended	High	Low
July 28, 2001	$28.66	$21.95
October 27, 2001	31.99	26.00
January 26, 2002	31.30	21.65
April 27, 2002	29.65	23.19

On September 22, 2003, the last reported sale price of our common stock on The Nasdaq National Market was $28.50 per share. As of July 7, 2003, there were 2,122 record holders of our common stock.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock to date. We currently intend to retain our future earnings to finance the growth, development and expansion of our business. Accordingly, we do not expect to pay cash dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends may be restricted or prohibited from time to time by financial covenants in our credit agreements and debt instruments. Our current credit facility contains restrictions on, and in some circumstances, may prevent, our payment of dividends.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of July 18, 2003 between us and BNY Midwest Trust Company, as trustee. A copy of the indenture and the registration rights agreement referred to below is available from us. The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. Certain definitions of terms used in the following summary are set forth under “—Certain Definitions” below. As used in this section, the terms “we,” “us” and “our” refer to School Specialty, Inc., but not any of our subsidiaries, unless the context requires otherwise.

General

The notes are our general unsecured subordinated obligations, mature on August 1, 2023, unless earlier redeemed, repurchased or converted, and are limited to an aggregate original principal amount of $133.0 million. The notes are issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

The notes bear cash interest at the rate of 3.75% per year on the original principal amount from July 18, 2003, or from the most recent date to which interest has been paid or provided for, until August 1, 2010. During such period, interest will be payable semiannually in arrears on February 1 and August 1, commencing on February 1, 2004, to holders of record at the close of business on the January 15 and July 15 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The interest rate will be calculated using a 360-day year composed of twelve 30-day months.

Beginning August 1, 2010, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing daily at the rate of 3.75% per year to produce the accreted principal amount. The accreted principal amount will compound semiannually, not daily. However, upon the occurrence of certain tax events, we will have the option of paying interest on the notes, instead of having their principal amount increase. Subject to this option, on the maturity date of the notes, a holder will receive $1,620.91 for each $1,000 original principal amount of notes, which is the fully accreted principal amount of a note on such date. The yield will be 3.75% per year, computed on a semiannual bond equivalent basis and calculated from August 1, 2010 using a 360-day year composed of twelve 30-day months.

Because the notes are debt instruments subject to the U.S. federal income tax contingent payment debt regulations, the notes will be considered issued with original issue discount for U.S. federal income tax purposes. Accordingly, U.S. holders (as defined herein) generally will be required to include such original issue discount in their gross income for U.S. federal income tax purposes on a constant yield to maturity basis at a rate comparable to the rate at which we would borrow in a noncontingent, nonconvertible borrowing, regardless of their regular method of tax accounting. See “Certain United States Federal Income Tax Considerations.”

Maturity, conversion, repurchase by us at the option of a holder or redemption of a note at our option will cause the yield and cash interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted, repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

If we do not comply with certain deadlines set forth in the registration rights agreement with respect to the registration of the notes or the common stock issuable upon their conversion for resale under a shelf registration statement, holders of the notes and/or the common stock issued upon their conversion will be entitled to liquidated damages as described under “—Registration Rights” below.

Principal of, premium, if any, interest and liquidated damages, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Contingent Interest

We will make additional payments of interest, referred to in this prospectus as “contingent interest,” in respect of any six-month period from August 1 to January 31 or from February 1 to July 31, commencing on or after August 1, 2008, if the average trading price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the accreted principal amount and accrued interest, if any, for a note to the day immediately preceding the first day of the applicable six-month interest period.

The contingent interest payable per note in respect of any six-month period will equal 0.5% of the original principal amount.

Contingent interest, if any, will be paid on each February 1 or August 1 immediately after the relevant six-month period to holders of record on the preceding January 15 or July 15, as the case may be.

We will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest in respect of a six-month interest period. In connection with providing such notice, we will issue a press release containing information regarding the contingent interest determination or publish the information on our website or through such other public medium as we may use at that time.

Conversion Rights

General

Holders may convert all or a portion of their notes, in multiples of $1,000 original principal amount, into common stock only if at least one of the conditions described below is satisfied. A note for which a holder has delivered a repurchase notice or a notice requiring us to redeem such note upon a designated event may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

The initial conversion rate is 25 shares of common stock per $1,000 original principal amount of note, subject to adjustment upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on July 31, 2023. The trustee will be the initial conversion agent.

To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive any cash payment of interest representing increases in accreted principal amount of the notes, contingent interest, or, except as described below, accrued cash interest or interest payable upon the occurrence of a tax event. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof) into which $1,000 original principal amount of the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the original principal amount of the note; and

•	to satisfy our obligation to pay increases in the accreted principal amount of the notes, contingent interest and, except as described below, accrued cash interest or interest payable upon the occurrence of a tax event, attributable to the period from the issue date through the conversion date.

As a result, the increases in the accreted principal amount, contingent interest and, except as described below, accrued cash interest and interest payable upon the occurrence of a tax event will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default described under “—Events of Default and Remedies” below. Prior to August 1, 2010, holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the original principal amount of notes so converted.

If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) at any time other than upon notice of redemption or at maturity in cash, we will notify the holders of notes through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of a holder’s notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares of common stock otherwise issuable to such holder, such holder may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares of common stock (other than cash in lieu of fractional shares). Unless the conversion notice has been retracted, settlement (in cash and/or shares) will occur on the business day following the final day of the 10 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares of our common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the original principal amount of the notes to be converted divided by 1,000 multiplied by (ii) the conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder cash in an amount equal to the product of:

•	A number equal to (i) the original principal amount of notes to be converted divided 1,000 multiplied by (ii) the conversion rate, and

•	The average closing sale price of shares of our common stock during the cash settlement averaging period on The Nasdaq National Market.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to holders such cash amount (the “cash amount”) and a number of shares equal to the excess, if any, of the number of shares of common stock calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) the prorated portion of the cash amount for such day divided by (y) the closing sale price of shares of our common stock on such day on The Nasdaq National Market.

For a discussion of the tax treatment of a holder receiving shares of our common stock or cash upon surrendering notes for conversion, see “Certain United States Federal Income Tax Considerations—U.S. Holders — Sale, Exchange, Conversion or Redemption.”

Conditions for Conversion

Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time starting with the first day of any calendar quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter prior to such calendar quarter is greater than 120% of the accreted conversion price per share of common stock on such last day of the prior calendar quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time thereafter at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver common stock, cash or a combination of cash and common stock, as described above.

The accreted conversion price per share as of any day will equal the accreted principal amount of a note on that day, divided by the number of shares of common stock issuable upon conversion of such note on that day, subject to any adjustments to the conversion rate through that day.

For example, the accreted conversion price of a note at the initial issue date will be $40.00 per share ($1,000 ÷ 25); and the accreted conversion price of a note that has an accreted principal amount of $1,100 will be $44.00 per share ($1,100 ÷ 25).

Until August 1, 2010, the accreted principal amount of a note will be equal to the original principal amount of $1,000. During this period the conversion trigger price per share of our common stock will be $48.00. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 120% and assumes that no events have occurred that would require an adjustment to the conversion rate.

Beginning August 1, 2010, the accreted principal amount of a note will be equal to the original principal amount of $1,000 increased daily by the rate of 3.75% per year. The following table sets forth the accreted conversion price and conversion trigger prices for each quarterly period until August 1, 2023, the maturity date of the notes, and assumes that no events have occurred that would require an adjustment to the conversion rate. The accreted conversion price and the conversion trigger price for each of our calendar quarters indicated in the following table are calculated as of the last day of the preceding quarter, and would determine whether the notes are convertible in each such calendar quarter and thereafter.

Accreted Conversion Prices and Conversion Trigger Prices

Quarter	Accreted Conversion Price	Conversion Trigger Price
Through Third Quarter 2010	$40.00	$48.00
Fourth Quarter 2010	$40.24	$48.29
2011
First Quarter	$40.62	$48.74
Second Quarter	$41.00	$49.20
Third Quarter	$41.38	$49.66
Fourth Quarter	$41.77	$50.12
2012
First Quarter	$42.16	$50.59
Second Quarter	$42.55	$51.06
Third Quarter	$42.95	$51.54
Fourth Quarter	$43.35	$52.02
2013
First Quarter	$43.75	$52.50
Second Quarter	$44.16	$52.99
Third Quarter	$44.57	$53.48
Fourth Quarter	$44.99	$53.99
2014
First Quarter	$45.41	$54.49
Second Quarter	$45.83	$55.00
Third Quarter	$46.26	$55.51
Fourth Quarter	$46.69	$56.03
2015
First Quarter	$47.13	$56.56
Second Quarter	$47.57	$57.08
Third Quarter	$48.01	$57.61
Fourth Quarter	$48.46	$58.15
2016
First Quarter	$48.91	$58.69
Second Quarter	$49.37	$59.24
Third Quarter	$49.83	$59.80
Fourth Quarter	$50.29	$60.35
2017
First Quarter	$50.76	$60.91
Second Quarter	$51.24	$61.49
Third Quarter	$51.72	$62.06
Fourth Quarter	$52.20	$62.64
2018
First Quarter	$52.68	$63.22
Second Quarter	$53.18	$63.82
Third Quarter	$53.67	$64.40
Fourth Quarter	$54.17	$65.00
2019
First Quarter	$54.68	$65.62
Second Quarter	$55.19	$66.23
Third Quarter	$55.70	$66.84
Fourth Quarter	$56.22	$67.46
2020
First Quarter	$56.75	$68.10
Second Quarter	$57.28	$68.74

Third Quarter	$57.81	$69.37
Fourth Quarter	$58.35	$70.02
2021
First Quarter	$58.90	$70.68
Second Quarter	$59.45	$71.34
Third Quarter	$60.00	$72.00
Fourth Quarter	$60.56	$72.67
2022
First Quarter	$61.13	$73.36
Second Quarter	$61.70	$74.04
Third Quarter	$62.27	$74.72
Fourth Quarter	$62.85	$75.42
2023
First Quarter	$63.44	$76.13
Second Quarter	$64.03	$76.84
Third Quarter	$64.63	$77.56

Conversion Based on Trading Price of Notes. Holders may also surrender notes for conversion prior to maturity during the five business day period after any ten consecutive trading day period in which the average trading price per $1,000 original principal amount of the notes for the ten trading day period was less than 98% of the product of the average of the closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 original principal amount of the notes. Upon a conversion, we will have the right to deliver common stock, cash or a combination of cash and common stock, as described above.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the average of the trading price per $1,000 original principal amount of notes for the ten trading day period would be less than 98% of the product of the average closing sale prices of our common stock over the same ten trading day period and the number of shares of common stock then issuable upon conversion of $1,000 original principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the average of the trading prices per $1,000 original principal amount of the notes for a ten trading day period is greater than 98% of the product of the average closing sale prices of our common stock over the same ten trading day period and the number of shares then issuable upon conversion of $1,000 original principal amount of the notes.

Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to redeem such note upon a designated event, as described below, may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock will be converted into cash, securities or other property, or the right to receive cash, securities or other property, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of School Specialty, Inc. or another person which the holder would have received if the holder had converted the holder’s notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a designated event, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “—Redemption at Option of the Holder Upon a Designated Event.”

In addition, if:

•	we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the current market price of the common stock at the time of the announcement of the distribution,

•	if we make a distribution to our stockholders with a per share value of more than 10% of the closing sale price of our common stock on the trading day immediately preceding the declaration of such distribution, or

•	a designated event occurs other than pursuant to a transaction described in the preceding paragraph,

the notes may be surrendered for conversion. We must notify the holders of notes at least 20 days prior to the ex-dividend date for the distribution described in the first two bullets above or within 20 days of the occurrence of the designated event, as the case may be. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, in the case of a distribution, or within 30 days of the designated event notice, in the case of a designated event. In the case of a distribution described in the first two bullets above, no adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

Conversion Rate Adjustments

The conversion rate is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

(i) the issuance of common stock as a dividend or distribution on common stock;

(ii) certain subdivisions and combinations of the common stock;

(iii) the issuance to all or substantially all holders of common stock of certain rights or warrants entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at a price per share less than the current market price of the common stock at the time of the announcement of the distribution;

(iv) the distribution to all holders of our common stock of shares of our capital stock, evidences of indebtedness or assets, including cash and securities but excluding rights, warrants and common stock dividends or distributions specified above; provided, that if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on The Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted; or

(v) a payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

If we distribute cash, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which will be the current market price of a share of our common stock on the record date, and (2) the denominator of which will be the same price of a share on the record date less the per share amount of the distribution.

If we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (iii) or clause (iv) of the fourth preceding paragraph, which, in the case of clause (iv), has a per share value equal to more than 10% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the earlier of the close of business on the business day immediately prior to the date of distribution or until we announce that such distribution will not take place.

The indenture permits us to increase the conversion rate from time to time.

Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

See “Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends.”

If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

Redemption of Notes at Our Option

No sinking fund is provided for the notes. Prior to August 7, 2008, we cannot redeem the notes at our option. Beginning on August 7, 2008, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 15 days’ or more than 60 days’ notice of redemption by first class mail to holders of notes.

If redeemed at our option, the notes will be redeemed at a redemption price equal to the following, plus accrued and unpaid interest and liquidated damages, if any:

•	Beginning on August 7, 2008 through July 31, 2009: 101.071% of the original principal amount;

•	Beginning on August 1, 2009 through August 1, 2010: 100.536% of the original principal amount; and

•	On or after August 1, 2010, 100% of the accreted principal amount.

No contingent interest will be payable on notes that we redeem on August 7, 2008.

The table below shows the redemption price of a note on August 1, 2010, and each August 1 thereafter prior to maturity and at maturity on August 1, 2023 (assuming there is no accrued and unpaid interest). In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional principal amount that has accreted on such note since the immediately preceding date in the table below:

Redemption date August 1	(1) Note Issue Price	(2) Accreted Amount	(1) + (2) Redemption Price

2010	$1,000.00	$0.00	$1,000.00

2011	$1,000.00	$37.85	$1,037.85

2012	$1,000.00	$77.14	$1,077.14

2013	$1,000.00	$117.91	$1,117.91

2014	$1,000.00	$160.22	$1,160.22

2015	$1,000.00	$204.14	$1,204.14

2016	$1,000.00	$249.72	$1,249.72

2017	$1,000.00	$297.02	$1,297.02

2018	$1,000.00	$346.11	$1,346.11

2019	$1,000.00	$397.07	$1,397.07

2020	$1,000.00	$449.95	$1,449.95

2021	$1,000.00	$504.83	$1,504.83

2022	$1,000.00	$561.79	$1,561.79

2023	$1,000.00	$620.91	$1,620.91

If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest and liquidated damages, if any, from the date of the conversion.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in original principal amounts of $1,000 or integral multiples of $1,000 original principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase the notes on August 1 of 2010, 2013 and 2018. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to 100% of the accreted principal amount plus accrued and unpaid interest and liquidated damages, if any. The accreted principal amount of the notes on each of the repurchase dates is as follows:

Repurchase date August 1	(1) Note Issue Price	(2) Accreted Amount	(1) + (2) Repurchase Price
2010	$1,000.00	$0.00	$1,000.00
2013	$1,000.00	$117.91	$1,117.91
2018	$1,000.00	$346.11	$1,346.11

If we convert the notes to semiannual coupon notes following the occurrence of a tax event, the repurchase price will be equal to 100% of the restated principal amount plus accrued and unpaid interest and liquidated damages, if any, from the date of conversion.

Holders’ right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1)	if certificated notes have been issued, the certificate numbers of such notes (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with appropriate DTC procedures);

(2)	the portion of the original principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3)	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the original principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with appropriate DTC procedures); and

•	the original principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will describe, among other things, the procedures that holders must follow to require us to repurchase their notes.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors—Risks Related to the Notes—Our ability to repurchase notes on a repurchase date or if a designated event occurs is limited.”

Repurchase at Option of Holders Upon a Designated Event

Upon the occurrence of a designated event, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder’s notes pursuant to the offer described below (which we refer to as the “designated event offer”) at an offer price in cash equal to 100% of the accreted principal amount plus accrued and unpaid interest and liquidated damages, if any (which we refer to as the “designated event payment”). Within 20 days following any designated event, we will mail a notice to each holder describing the transactions that constitute the designated event and offering to repurchase notes pursuant to the procedures required by the indenture and described in such notice.

We will comply with the requirements of Rule 14e-l under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a designated event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

On the date specified for termination of the designated event offer, we will, to the extent lawful,

•	accept for payment all notes or portions thereof properly tendered pursuant to the designated event offer,

•	deposit with the paying agent an amount equal to the designated event payment in respect of all notes or portions thereof so tendered, and

•	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate accreted principal amount of notes or portions thereof being purchased by us.

On the date specified for payment of the designated event payment (which we refer to as the “designated event payment date”), the paying agent will promptly send to each holder of notes so accepted the designated event payment for such notes, and the trustee will promptly authenticate and send (or cause to be transferred by book entry) to each holder a new note equal in accreted principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in an original principal amount of $1,000 or an integral multiple thereof.

The foregoing provisions would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

The right to require us to repurchase notes as a result of a designated event could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes at the designated event payment date. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares and the removal of incumbent management.

Except as described above with respect to a designated event, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a designated event under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at such time or substantially reduce or eliminate our assets.

The terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a designated event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

A “designated event” will be deemed to have occurred upon a change of control or a termination of trading.

A “change of control” will be deemed to have occurred when:

•	any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule l3d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting stock;

•	we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common stock is reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

•	we, or we and our subsidiaries taken as a whole, sell, assign, convey, transfer or lease all or substantially all of our assets, or our assets and those of our subsidiaries taken as a whole, as applicable (other than to one or more of our wholly-owned subsidiaries); or

•	any time our continuing directors do not constitute a majority of our board of directors (or, if applicable, a successor corporation to us).

However, a change of control under the first three bullet points above will not be deemed to have occurred if:

•	the closing sale price per share of common stock for any five trading days within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the second and third bullet above) shall equal or exceed 110% of the accreted conversion price of the notes in effect on the date of the change of control or the public announcement of change of control, as applicable, or

•	at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change of control consists of shares of common stock that are, or upon issuance will be, traded on the New York Stock Exchange or quoted on The Nasdaq National Market.

The definition of change of control includes a phrase relating to the sale, assignment, lease, transfer or conveyance of “all or substantially all” of our assets or our assets and those of our subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a lease, transfer or conveyance of less than all of our assets and/or those of our subsidiaries to another person or group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on the New York Stock Exchange nor approved for trading on The Nasdaq National Market.

Merger and Consolidation

The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety unless either:

•	(i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

•	immediately after such transaction no default or event of default exists; and

•	we or such successor person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Subordination

The payment of principal of, premium, if any, interest and liquidated damages, if any on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes.

In the event of any acceleration of the notes because of an event of default, the holders of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

No payment on account of principal of, redemption of, interest and liquidated damages, if any on or any other amounts due on the notes, including, without limitation, any designated event payment, and no redemption, repurchase or other acquisition of the notes may be made unless:

•	full payment of amounts then due on all of our senior debt has been made or duly provided for pursuant to the terms of the instrument governing such senior debt, and

•	at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such senior debt being declared due and payable.

In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a “payment blockage notice”) to us and the trustee that a default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes and no repurchase, redemption or other acquisition of the notes will be made for the period ending on the earlier of:

•	the date on which such event of default shall have been cured or waived, and

•	180 days from the date the payment blockage notice is received.

Notwithstanding the foregoing (but subject to the provisions described above), unless the holders of such designated senior debt or the representative of such holder shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to designated senior debt during such period.

By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

The notes are our obligations exclusively. However, since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

As of July 26, 2003, we had approximately $79.2 million of outstanding indebtedness that constituted senior debt, and the indebtedness and other liabilities of our subsidiaries (excluding intercompany liabilities and obligations of a type not required to be reflected on the balance sheet of such subsidiary in accordance with GAAP) that were effectively senior to the notes were approximately $32.1 million. As of July 26, 2003, there was $110.0 million in aggregate principal amount of notes subject to this registration statement outstanding (which does not include $23.0 million in aggregate principal amount of notes subject to this registration statement that we sold to the initial purchasers on July 30, 2003) and we had approximately $326.8 million of other liabilities that were of the same ranking as the notes. The indenture does not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

Optional Conversion to Semiannual Coupon Notes upon Tax Event

From and after the date of the occurrence of a tax event (as defined below), following July 31, 2010, we will have the option to elect, in lieu of having the principal amount of the notes accrete, to have interest accrue and be paid in cash at the rate of 3.75% per year on a restated principal amount per note equal to the accreted principal amount on such note on the date on which we exercise such option.

Such interest shall be payable semiannually on the interest payment dates of February 1 and August 1 of each year to holders of record at the close of business on the January 15 and July 15 immediately preceding the interest payment date. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or from the option exercise date, whichever is later. In the event that we exercise our option to pay interest in lieu of accreted principal amount, the redemption price, repurchase price and designated event payment will be adjusted. However, there will be no change in the holder’s conversion rights.

A “tax event” means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that as a result of:

•	any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that accruals of accreted principal amount payable on the notes either:

•	would not be deductible on a current accrual basis; or

•	would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for U.S. federal income tax purposes.

If any legislative proposal were ever enacted and made applicable to the notes in a manner that would limit our ability to either:

•	deduct the interest, including the accruals of accreted principal amount, payable on the notes on a current accrual basis; or

•	deduct the interest, including the accruals of accreted principal amount, payable on the notes under any other method for U.S. federal income tax purposes,

such enactment would result in a tax event and the terms of the notes would be subject to modification at our option as described above.

The modification of the terms of notes by us upon a tax event as described above could possibly alter the amount and timing of income recognition by holders of the notes after the date on which we exercise our option to pay interest in lieu of accreted principal amount on the notes.

Events of Default and Remedies

An event of default is defined in the indenture as being:

(i) default in payment of the principal of, or premium, if any, on the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

(ii) default for 30 days in payment of any installment of interest (including contingent interest, if any) on or liquidated damages with respect to the notes, whether or not such payment is prohibited by the subordination provisions of the indenture;

(iii) default by us for 60 days after notice in the observance or performance of any other covenants in the indenture;

(iv) default in the payment of the designated event payment in respect of the notes on the date for such payment, whether or not such payment is prohibited by the subordination provisions of the indenture;

(v) failure to provide timely notice of a designated event;

(vi) default under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our material subsidiaries (or the payment of which is guaranteed by us or any of our material subsidiaries), which default

•	is caused by a failure to pay when due any principal of or interest on such indebtedness within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or

•	results in the acceleration of such indebtedness prior to its express maturity, without such acceleration being rescinded or annulled,

•	and, in each case, the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there is a payment default or the maturity of which has been so accelerated, aggregates $15,000,000 or more and such payment default is not cured or such acceleration is not annulled within 30 days after notice;

(vii) failure by us or any of our material subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $15,000,000, which judgments are not stayed, bonded or discharged within 60 days after their entry; or

(viii) certain events involving our bankruptcy, insolvency or reorganization or any of our material subsidiaries.

If an event of default (other than an event of default specified in clause (viii) above with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate accreted principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid accreted principal amount of, premium, if any, and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such accreted principal amount, premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary, but subject to the provisions limiting payment described in “—Subordination.” If any event of default specified in clause (viii) above occurs with respect to us, all unpaid accreted principal amount of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable, subject to the provisions described in “—Subordination,” without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate accreted principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate accreted principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

In the case of any event of default occurring by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an event of default occurs prior to any date on which we are prohibited from redeeming the notes by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding the prohibition on redemption of the notes prior to such date, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The holders of a majority in aggregate accreted principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, or interest on the notes (other than the nonpayment of principal of, premium, if any, interest and liquidated damages, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Registration Rights

Pursuant to a registration rights agreement we entered into with the initial purchasers of the notes, we have filed with the SEC a registration statement, of which this prospectus is a part, covering resales by holders of the notes and common stock issuable upon conversion of the notes.

Our obligation to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act expires upon the earliest of:

•	July 30, 2005, the second anniversary of the last date on which notes were issued upon exercise of the initial purchasers’ over-allotment option;

•	the date on which the notes or the common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Securities and Exchange Commission under the Securities Act;

•	the date as of which all the notes or the common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); and

•	the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

If the shelf registration statement shall cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 60 days in the aggregate in any 12-month period during the period beginning on the issue date and ending on or prior to July 30, 2005, the second anniversary of the last date on which any notes were issued upon exercise of the initial purchasers’ over-allotment option (which we refer to as a “registration default”), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

•	0.25 percent (or 25 basis points) per annum per $1,000 original principal amount of notes or $2.50 per annum per 25 shares of our common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) constituting transfer restricted securities, for the first 90 days during which a registration default has occurred and is continuing, and

•	0.50 percent or 50 basis points per annum per $1,000 original principal amount of notes or $5.00 per annum per 25 shares of our common stock (subject to adjustment as set forth above) constituting transfer restricted securities for any additional days during which such registration default has occurred and is continuing.

We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date (as defined in the registration rights agreement). Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

“Transfer restricted securities” means each note and any share of our common stock issued or issuable on conversion thereof until the date on which such note or share, as the case may be:

•	has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the Securities and Exchange Commission pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act,

•	has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force), or

•	may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the Securities and Exchange Commission).

A holder of notes or our common stock issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement

•	will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

•	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and

•	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 60 days in any twelve-month period (both of which we refer to as a “suspension period”) under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. We will pay all expenses of the shelf registration statement; however, each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in accreted principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in accreted principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver,

•	reduce the principal of or change the stated maturity of any note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption or repurchase of the notes,

•	reduce the rate of or change the time for payment of interest (including contingent interest, if any) on any notes,

•	waive a default or event of default in the payment of principal of or premium, if any, interest (including contingent interest, if any) or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate accreted principal amount of the notes and a waiver of the payment default that resulted from such acceleration),

•	make any note payable in money other than that stated in the indenture and the notes,

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or liquidated damages, if any, on the notes,

•	waive a redemption or repurchase payment with respect to any note,

•	except as permitted by the indenture, decrease the conversion rate or, other than as set forth in the next paragraph, modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders, or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

In addition, any amendment to the provisions of Article 11 of the indenture (which relate to subordination) will require the consent of the holders of at least 75% in aggregate accreted principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.

Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes,

•	provide for uncertificated notes in addition to or in place of certificated notes,

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Merger and Consolidation,”

•	provide for conversion rights and/or repurchase rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets,

•	increase the conversion rate,

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee,

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder, or

•	comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding if

•	all outstanding notes will become due and payable at their scheduled maturity within one year, or

•	all outstanding notes are scheduled for redemption within one year and, in either case, we have

•	deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption, and

•	paid all other sums then payable by us under the indenture.

Book-Entry; Delivery and Form; Global Note

Notes are represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Investors who are qualified institutional buyers and who purchase notes may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Investors who purchase notes in offshore transactions may hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in customers’ securities accounts in the depositaries’ names on the books of DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section l7A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days or if an event of default has occurred and is continuing, we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers.

Governing Law

The indenture provides that the notes are governed by, and are construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or repurchase. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Reports

So long as any notes are outstanding, if we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to the trustee and the holders of notes substantially the same quarterly and annual financial information required to be contained in a filing on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

The Trustee

The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. The trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

No Recourse Against Others

None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

Additional Information

Anyone who purchases notes pursuant to this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to School Specialty, Inc., W63l6 Design Drive, Greenville, Wisconsin 54942, Attention: Chief Financial Officer.

Certain Definitions

“Capital stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, but excluding any debt securities convertible into such equity.

“Closing sale price” of our common stock on any trading day means the last reported per share sale price (or if the last sale price is not reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported on The Nasdaq National Market, or if our common stock is not quoted on The Nasdaq National Market, as reported by the principal U.S. exchange or quotation system on which our common stock is then listed or quoted or otherwise as provided in the indenture.

“Current market price” means the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex date” with respect to the distribution requiring such computation, except with respect to clause (v) under “—Conversion Rights—Conversion Rate Adjustments,” in which case the current market price means the average of the closing sale prices for the ten consecutive trading days commencing on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. For purpose of this paragraph, the term “ex date,” when used with respect to any distribution, means the first date on which our common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

“Default” means any event that is, or after notice or passage of time or both would be, an event of default.

“Designated senior debt” means (i) the senior bank credit facility and (ii) any particular senior debt which has at the time of the giving of the payment blockage notice an aggregate outstanding principal amount in excess of $25 million, if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such indebtedness shall be “designated senior debt” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

“Indebtedness” means, with respect to any person, all obligations, whether or not contingent, of such person

(i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets that is

•	given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or

•	existing on property at the time of acquisition thereof),

(b) evidenced by a note, debenture, bond or other written instrument,

(c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

(d) in respect of letters of credit, bank guarantees or bankers’ acceptances (including reimbursement obligations with respect to any of the foregoing),

(e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person’s legal liability,

(f) in respect of the balance of deferred and unpaid purchase price of any property or assets,

(g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

(ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, “take or pay” and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and

(iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

“Issue date” means the date on which the notes are first issued and authenticated under the indenture.

“Material subsidiary” means any of our subsidiaries which at the date of determination is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.

“Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

“Senior bank credit facility” means the Amended and Restated Credit Agreement dated as of April 11, 2003 among us, as borrower, certain of our subsidiaries, as guarantors, the lenders identified therein, and Bank of America, N.A.. as administrative agent, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor whether by or with the same or any other lender, creditor, group of lenders or group of creditors and including the related notes, guarantee agreements and other instruments and agreements executed in connection therewith.

“Senior debt” means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include:

•	indebtedness evidenced by the notes,

•	our 6% Convertible Subordinated Notes due 2008;

•	any liability for federal, state, local or other taxes owed or owing by us,

•	our indebtedness to any of our subsidiaries except to the extent such indebtedness is a type described in clause (ii) of the definition of indebtedness,

•	our trade payables for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of indebtedness), and

•	any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.

“Subsidiary” means, with respect to any person,

•	any corporation, association or other business entity of which more than 50% of the voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of that person (or a combination thereof) and

•	any partnership (a) the sole general partner or the managing general partner of which is such person or a subsidiary of such person or (b) the only general partners of which are such person or of one or more subsidiaries of such person (or any combination thereof).

“Trading day” is any day on which the trades may be made on The Nasdaq National Market or, if the applicable security is then listed on the New York Stock Exchange, any day on which the New York Stock Exchange is open for trading or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10 million original principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10 million original principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 original principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 original principal amount of the notes.

“Voting stock” of a corporation means all classes of capital stock of such corporation then outstanding and normally entitled to vote in the election of directors.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of July 7, 2003, 18,742,407 shares of common stock were outstanding and held of record by approximately 2,122 persons and no shares of preferred stock were outstanding. All shares of common stock currently outstanding are, and the shares of common stock issuable upon conversion of the notes will be, validly issued, fully paid and non-assessable, except to the extent provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, holders of common stock are liable up to the amount equal to the par value of the common stock owned by holders of common stock for all debts owing to our employees for services performed for us, but not exceeding six months’ service in any one case. Certain Wisconsin courts have interpreted “par value” to mean the full amount paid upon the purchase of the common stock.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of common stock are not entitled to cumulative voting rights. The Wisconsin Business Corporation Law and the By-Laws require a plurality of all votes cast at a meeting at which a quorum is present to elect directors. For most other shareholder votes, the Wisconsin Business Corporation Law and the By-Laws provide that an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action at a meeting at which a quorum is present, unless the Articles of Incorporation, By-Laws or Wisconsin Business Corporation Law provide otherwise.

Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

Other Rights. In the event of a liquidation or dissolution of School Specialty, Inc., the holders of common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock. Holders of common stock have no preemptive or other subscription rights, and the shares of common stock are not subject to further calls or assessment by us. There are no conversion rights or sinking fund provisions applicable to the shares of common stock.

Preferred Stock

The Board of Directors has the authority, without further shareholder action, to issue preferred stock in one or more series and to fix and determine the relative rights and preferences of the preferred stock, including voting rights, dividend rights, liquidation rights, redemption provisions and conversion rights. The Board of Directors, without shareholder approval, may issue shares of preferred stock with voting, dividend, liquidation and other rights which could adversely affect the rights of the holders of shares of common stock and could have the effect of delaying, deferring or preventing a change in control of School Specialty. At present, we have no plans to issue any of our preferred stock following this offering.

Authorized but Unissued Shares

Wisconsin law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued and unreserved shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of School Specialty by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Wisconsin Law and Certain Articles and Bylaw Provisions; Anti-Takeover Measures

The provisions of our Articles of Incorporation and By-Laws and the Wisconsin Business Corporation Law discussed below may delay or make more difficult acquisitions or changes of control of School Specialty not approved by the Board of Directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace our current management without the concurrence of the Board of Directors.

Number of Directors; Vacancies; Removal. Our Articles of Incorporation divide the Board of Directors into three classes serving staggered three-year terms. As a result, at least two annual meetings will generally be required for shareholders to effect a change of a majority of the Board of Directors. The Board of Directors is authorized to create new directorships and to fill the positions it creates. The Board of Directors, or its remaining members, even though less than a quorum, is also empowered to fill vacancies on the Board of Directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office for the remaining term of directors of the class to which he or she has been elected. Any director, or the entire Board of Directors, may be removed from office only for cause.

Shareholder Action by Written Consent; Special Meetings. Our By-Laws provide that shareholders may only act at a meeting of shareholders or by unanimous written consent. The Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors may call special meetings of shareholders and are required to call special meetings upon written demand by holders of common stock with at least 10% of the votes entitled to be cast at the special meeting.

Advance Notice for Making Nominations at Annual Meetings and Raising Other Business. Our By-Laws provide that, for nominations to the Board of Directors or for other business to be properly brought by a shareholder before an annual meeting of shareholders, the shareholder must first have given timely notice in writing to our corporate secretary. To be timely, a director nomination, together with a written consent of the person to serve as director, generally must be delivered 60 to 90 days prior to the anniversary date of the annual meeting of shareholders in the immediately preceding year. With respect to other business, a shareholder’s notice generally must be delivered not less than 120 days prior to the date of our proxy statement in connection with the annual meeting in the immediately preceding year. The notice by a shareholder must contain, among other things, specified information about the shareholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting.

Amendments to the Articles of Incorporation. The Wisconsin Business Corporation Law allows us to amend our Articles of Incorporation at any time to add or change a provision that is required or permitted to be included in the Articles of Incorporation or to delete a provision that is not required to be included in the Articles of Incorporation. The Board of Directors may propose one or more amendments to our Articles of Incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the related shareholders’ meeting and includes certain information regarding the proposed amendment in that meeting notice. The provisions in our Articles of Incorporation relating to the amendment of our By-Laws may only be amended by the vote of the holders of not less than 66 2/3% of our outstanding voting stock, or by a vote of not less than a majority of the entire Board of Directors then in office.

Amendments to the By-Laws. Our Articles of Incorporation and By-Laws both provide that the holders of not less than 66 2/3% of our outstanding voting stock have the power to adopt, amend, alter or repeal the By-Laws. Our Articles of Incorporation and By-Laws also provide that the Board of Directors may amend, alter or repeal the existing By-Laws and adopt new By-Laws by the vote of at least a majority of the entire Board of Directors then in office. However, the Board of Directors may not amend, repeal or readopt any bylaw adopted by shareholders if that bylaw so provides, and the Board of Directors may not amend, alter or repeal a bylaw adopted or amended by shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors unless the bylaw expressly provides that it may be amended, altered or repealed by a specified vote of the Board of Directors. Action by the Board of Directors that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the By-

Laws. In addition, the Board of Directors may not amend, alter or repeal a bylaw if the Articles of Incorporation, the particular bylaw or the Wisconsin Business Corporation Law reserve this power exclusively to the shareholders.

Constituency or Stakeholder Provision. Under Section 180.0827 of the Wisconsin Business Corporation Law, in discharging his or her duties to School Specialty and in determining what he or she believes to be in the best interests of School Specialty, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent. This provision may have anti-takeover effects in situations where the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin business combination statutes, prohibit a Wisconsin corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the Board of Directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a Wisconsin corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a “business combination” includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock having a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and other enumerated transactions involving an interested stockholder. Under the Wisconsin business combination statutes, an “interested stockholder” is a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within three years prior to the date in question.

Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin fair price statutes, require that business combinations involving a “significant shareholder” and a Wisconsin corporation be approved by a supermajority vote of shareholders, in addition to any approval otherwise required, unless the enumerated fair price conditions have been met. For purposes of the Wisconsin fair price statutes, a “significant shareholder” is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, or who is an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group, including shares issuable upon the exercise of options, in excess of 20% of the voting power in the election of directors, to 10% of the full voting power of those excess shares. This may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock.

Section 180.1134 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin defensive action restrictions statute, provides that, in addition to the vote otherwise required by law or the Articles of Incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restrictions statute, shareholder approval is required for the corporation to acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held those shares for less than two years, unless a similar offer is made to acquire all voting shares. This restriction may deter a shareholder from acquiring shares of our common stock if the shareholder’s goal is to have School Specialty repurchase the shareholder’s shares at a premium over the market price. Shareholder approval is also required under the Wisconsin defensive action restrictions statute for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction.

The Wisconsin Business Corporation Law requires School Specialty to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of School Specialty unless it is determined that he or she breached or failed to perform a duty owed to School Specialty and such breach or failure to perform constitutes:

•	a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	any violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•	any transaction from which the director or officer derived an improper personal benefit; or

•	willful misconduct.

The By-Laws provide that we will indemnify our directors, officers, designated employees and designated agents to the fullest extent permitted by the Wisconsin Business Corporation Law. The By-Laws provide that upon the written request of a director, officer, designated employee or designated agent who is a party to an action, the corporation must pay or reimburse such person’s expenses as incurred if such person provides a written affirmation of his or her good faith belief that he or she is entitled to indemnification and a written undertaking to repay all amounts advanced if it is ultimately determined that indemnification is prohibited. The By-Laws also provide that we may purchase insurance on behalf of any director, officer, designated employee or designated agent against certain expenses, liabilities and losses, whether or not we would have the power to indemnify these persons against these expenses, liabilities or losses.

The Wisconsin Business Corporation Law provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation. In accordance with this provision, our By-Laws provide for mandatory indemnification and allowance of expenses for directors, officers, designated employees and designated agents for proceedings involving securities-related matters.

Transfer Agent

The transfer agent for the common stock is American Stock Transfer & Trust Company.

CERTAIN UNITED STATES FEDERAL INCOME

TAX CONSIDERATIONS

General

This is a summary of certain U.S. federal income tax consequences relevant to a holder of notes, and where noted, the common stock issuable upon conversion of the notes. All references to “holders” (including U.S. Holders and Non-U.S. Holders) are to beneficial owners of notes. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It is also limited to original purchasers of notes who acquire the notes at the issue price (as defined below).

Except where specifically indicated below, we do not address all of the tax consequences that may be relevant to a holder. For example, we do not address:

•	the U.S. federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the U.S. federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	U.S. Holders who hold the notes whose functional currency is not the U.S. dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; or

•	any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

Persons considering the purchase of notes should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the U.S. federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax characterizations and the tax consequences described below.

No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has issued a revenue ruling with respect to instruments similar to the notes. This ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences to the holders of the notes. The IRS would not be precluded from taking contrary positions. As a result, there is a possibility that the IRS will disagree with the tax characterizations and the tax consequences described below.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Classification of the Notes

The notes will be treated as indebtedness for U.S. federal income tax purposes and will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Moreover, pursuant to the terms of the indenture, we and each holder of notes agree, for U.S. federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations with a “comparable yield” calculated in the manner described below.

U.S. Holders

The following discussion is a summary of certain U.S. federal income tax consequences that will apply to you if you are a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to U.S. federal income tax on a net income basis in respect of the notes (a “U.S. Holder”).

Accrual of Interest on the Notes

Pursuant to the CPDI regulations, U.S. Holders will be required to accrue interest income on notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in each year in excess of any cash interest payments (whether fixed or contingent) actually received in that year.

The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

The term “comparable yield” means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is an annual rate of 8.00%, compounded semiannually.

The CPDI regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. These payments set forth on the schedule must produce a total return on the notes equal to the comparable yield. The projected payment schedule includes both fixed coupon payments and estimated payments of contingent interest. The projected payment schedule also includes an estimate for a payment at maturity taking into account the fair market value of the common stock (and cash, if any) that might be paid upon a conversion of the notes, and this estimated payment will be treated as a contingent payment.

Pursuant to the terms of the indenture, each holder of notes has agreed to use the comparable yield and the schedule of projected payments as described above in determining its interest accruals, and the adjustments thereto described below, in respect of the notes. The schedule of projected payments is set forth in the indenture. You may also obtain the projected payment schedule by submitting a written request for such information to the address set forth under “Where You Can Find More Information.”

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of our common stock received in that year.

If a U.S. Holder receives in a taxable year actual payments with respect to the notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amount described in (a) and (b) will be carried forward, as a negative adjustment to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.

Sale, Exchange, Conversion or Redemption

Upon the sale or exchange of a note, or the redemption of a note for cash, a U.S. Holder generally will recognize gain or loss. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of stock (and cash, if any) upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock (and cash, if any) by a U.S. Holder upon the conversion of a note as a payment under the CPDI regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally be equal to the U.S. Holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the note (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses is subject to limitations.

A U.S. Holder’s tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. Any such deemed dividend would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation.

Tax Event

The modification of the terms of the Notes by us upon a Tax Event as described in “Description of Notes-Optional Conversion to Semiannual Coupon Notes upon Tax Event,” could possibly alter the timing and amount of income recognition by holders after the Tax Event option exercise date.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the notes may be subject to information reporting and U.S. federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability.

Non-U.S. Holders

The following is a summary of certain U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of the notes or shares of common stock. The term “Non-U.S. Holder” means a beneficial owner of a note or shares of common stock that is not a U.S. person. A “U.S. person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to the Notes

All payments on the notes made to a Non-U.S. Holder (other than interest income attributable to a change in the conversion rate, as discussed in “Payments on Common Stock and Adjustments to Conversion Rate,” below), including payments of stated interest, payments in common stock and cash pursuant to conversion, and any gain realized on a sale or exchange of the notes (other than gain attributable to accrued contingent interest payments), will be exempt from U.S. income or withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

(ii) the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are attributable to a U.S. permanent establishment), and

(iv) the notes and common stock are actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on NASDAQ).

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business (and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange, conversion or redemption of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Payments on Common Stock and Adjustments to Conversion Rate

Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued upon conversion, see “Constructive Dividends” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. Any interest income attributable to an adjustment to the conversion rate of the notes may also be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Redemption of Shares of Common Stock

Any gain realized upon the sale, exchange, or redemption of a share of common stock generally will not be subject to U.S. federal income tax unless:

•	That gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Backup Withholding Tax and Information Reporting

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the notes if the Non-U.S. Holder has provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the appropriate Form W-8 and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

SELLING SECURITYHOLDERS

The notes were originally issued by us and resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock issued upon conversion of the notes, this prospectus will be supplemented to set forth the name and amount of notes or number of shares beneficially owned by the selling securityholder to be offered, if that person is not named below. The prospectus supplement will also disclose whether the selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement.

The following table sets forth information as of October     , 2003 about the original principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name and Address	Original Principal Amount of Notes Beneficially Owned that May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold Hereby (1)	Percentage of Common Stock Outstanding (2)
	$	%
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (3)(4)	$	%

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion price of $40.00 per share. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using shares of common stock outstanding as of , 2003. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if and when necessary.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock is quoted on The Nasdaq National Market under the symbol “SCHS.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying commons stock.

Pursuant to the registration agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $45,706.

LEGAL MATTERS

The validity of the notes and shares of common stock issuable upon conversion of the notes offered hereby have been passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.

EXPERTS

Our consolidated financial statements as of April 26, 2003 and April 27, 2002, and for each of the three years in the period ended April 26, 2003, and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expressed an unqualified opinion and included an explanatory paragraph as to our adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain, free of charge, copies of these reports filed with, or furnished to, the SEC as soon as reasonably practicable after we have filed, or furnished, such reports by accessing our website at http://www.schoolspecialty.com, clicking on “General,” then selecting, “Investor Information” and then selecting the “SEC Filings” link. Information contained on our website will not be deemed to be a part of this prospectus. Alternately, you may review the reports and other information we have filed without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC’s web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information.

We have chosen to “incorporate by reference” in this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended April 26, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 26, 2003;

•	Our Current Reports on Form 8-K dated July 18 and July 14, 2003; and

•	The descriptions of our common stock contained in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating those descriptions.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of the notes.

You may request a copy of these filings, in most cases without exhibits, at no cost by writing or telephoning us as follows:

School Specialty, Inc.

W6316 Design Drive

Greenville, Wisconsin 54942

Attention: Karen Riching

Assistant Secretary

(920) 882-5604

$133,000,000

School Specialty, Inc.

3.75% Convertible Subordinated Notes due 2023

Prospectus

October     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth those expenses to be incurred by the Company in connection with the distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the applicable Securities and Exchange Commission registration fee.

SEC registration fee	$10,706
Printing expenses	1,000
Legal fees	20,000
Accounting fees	10,000
Miscellaneous expenses	4,000

Total	$45,706

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 180.0851 of the Wisconsin Business Corporation Law (the “WBCL”) requires the Company to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Company. In all other cases, Section 180.0851 of the WBCL requires the Company to indemnify a director or officer against liability incurred by such person in a proceeding to which such person was a party because he or she was a director or officer of the Company, unless liability was incurred because he or she breached or failed to perform a duty owed to the Company and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

Section 180.0858 of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or by-laws of the Company, a written agreement between the director or officer and the Company, or a resolution of the Board of Directors or the shareholders.

Unless otherwise provided in the Company’s articles of incorporation or by-laws, or by written agreement between the director or officer and the Company, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the WBCL: (i) by majority vote of a disinterested quorum of the board of directors or committee consisting of disinterested directors; (ii) by independent legal counsel chosen by a majority vote of a disinterested quorum of the board of directors or a committee consisting of disinterested directors; (iii) by a panel of three arbitrators (one of which is chosen by disinterested directors as described above); (iv) by the vote of the shareholders; (v) by a court; or (vi) by any other method permitted in Section 180.0858 of the WBCL.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by the Company, pursuant to Section 180.0853 of the WBCL, at such time as the director or officer furnishes to the Company written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties and written undertaking to repay any amounts advanced if it is determined that indemnification by the Company is not required.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Section 180.0857 of the WBCL permits the Company to purchase insurance on behalf of a director or officer of the Company against liability incurred by such person in his or her capacity as a director or officer or arising from his or her status as a director or officer regardless of whether the Company is required or authorized to indemnify or allow expenses to such person against the same liability under Sections 180.0851 to 180.0858 of the WBCL.

As permitted by Section 180.0858, the Company has adopted indemnification provisions in its by-laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Article VII of the Company’s by-laws, among other items, provides (i) that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

In accordance with Section 180.0857 of the WBCL, Article VII of the Company’s By-laws allow the Company to purchase insurance for directors and officers. Through insurance, the officers and directors of the Company are also insured for acts or omissions related to the conduct of their duties. The insurance covers certain liabilities which may arise under the Securities Act of 1933, as amended.

Under Section 180.0828 of the WBCL, a director of the Company is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it shall be proved that the director’s conduct constituted conduct described in the first paragraph of this item.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance for any liability incurred in connection with any proceeding involving securities regulation. In accordance with this provision, the Company’s By-Laws provide for mandatory indemnification and allowance of expenses for directors, officers, designated employees and designated agents for proceedings involving securities-related matters.

ITEM 16.	EXHIBITS

Please see “Index to Exhibits.”

ITEM 17.	UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

c.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of Wisconsin, on September 25, 2003.

SCHOOL SPECIALTY, INC.

By:	/s/ David J. Vander Zanden
David J. Vander Zanden
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David J. Vander Zanden and Mary M. Kabacinski, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments), to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing, requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed as of September 25, 2003 by the following persons in the capacities indicated:

/s/ David J. Vander Zanden David J. Vander Zanden, President, Chief Executive Officer and Director (principal executive officer)	/s/ Rochelle Lamm Rochelle Lamm, Director

/s/ Mary M. Kabacinski Mary M. Kabacinski, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	/s/ Jerome M. Pool Jerome M. Pool, Director

/s/ Leo C. McKenna Leo C. McKenna, Chairman of the Board

/s/ Jonathan J. Ledecky Jonathan J. Ledecky, Director

INDEX TO EXHIBITS

Exhibit No.	Document Description

4.1	Registration Rights Agreement among the Company and the Initial Purchasers, dated as of July 18, 2003, incorporated by reference to Exhibit 4.2 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 26, 2003.

4.2	Indenture between the Company and BNY Midwest Trust Company, dated as of July 18, 2003, incorporated by reference to Exhibit 4.3 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 26, 2003.

4.3	Form of Notes (included in Exhibit 4.2).

5.1	Opinion of Godfrey & Kahn, S.C. as to the validity of the securities being registered.

8.1	Opinion of Godfrey & Kahn, S.C. regarding federal income tax matters.

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Godfrey & Kahn, S.C., (included in Exhibit 5.1).

23.3	Consent of Godfrey & Kahn, S.C., (included in Exhibit 8.1).

24.1	Powers of Attorney (on signature page hereof).

25.1	Form of T-1 Statement of Eligibility of the Trustee under the Indenture.